Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Broadscale Acquisition Corp.

Commission File No. 333-262287

Voice Over:

Before we start, we need to address a few quick legal matters. First I'd like to remind everyone today's session will be recorded. This recording will be available for playback on both the Voltus and Broadscale acquisition core investor relations sites. Second, all forward looking statements are subject to risks, uncertainties, and other factors described in Broadscale's registration statement on file with the SEC, which could cause our actual results to differ materially from the views we expressed today. Also, the presentation of non-AP information is not meant to be considered in isolation or as a substitute for Voltus' consolidated financial results prepared in accordance with gap.

Kelly Yazdani:

Good morning and welcome to Voltus' investor day. I'm Kelly Yazdani, vice president of marketing. We're thrilled to have you here with us. This is an incredibly exciting time for the Voltus team on November 30th, 2021 Voltus and Broadscale entered into a definitive merger agreement. Upon closing of the transaction, the combined company will be named Voltus Technologies, Inc, and is expected to remain on the NASDAQ under the new ticker symbol V L T S let's review today's agenda. Our team is excited to tell you our story and about the virtues of a decentralized decarbonized and digitized electricity grid.

Kelly Yazdani:

We'll start with a short video to provide an overview on Voltus' role as the Airbnb of electricity. Next, Greg Dixon Voltus CEO, and co-founder will provide an overview of the business and market for distributed energy resources or DERs we'll then turn it over to other members of our executive team to further explain Voltus' key differentiators. From our leading DER marketplace software platform to the significant value proposition that drives our financials. Finally, we'll end with a live question and answer session. We encourage you to share your questions through the live chat or email them to investors@voltus.co throughout the presentation. Let's begin.

Voice Over:

.Our Electricity system is transforming, creating a need for an operating system to orchestrate and monetize this transition. We’Re all familiar with Airbnb and how it connects owners of underutilized real estate and visitors, providing owners with additional income and visitors with greater choice. Voltus is to electricity what Airbnb is to real estate. Voltus connects owners of underutilized energy assets known as distributed energy resources or DERs, to the energy markets that value them. These markets pay Voltus to aggregate and optimize these DERs through the Voltus marketplace software platform. Voltus then passes a portion of these payments back to the DER owners, generating more cash for these businesses. Ders come in many forms, including rooftop solar, energy storage at commercial buildings, generators at data centers and hospitals, wi-fi thermostats in our homes, and electric vehicles in our garages. By aggregating DERs that exist today, Voltus’s virtual power plants solve rapidly growing problems facing grid operators and electricity consumers alike, allowing us to transition to a clean energy future. Ders are affordable and can be brought online at scale to address today’s needs quickly. They’Re reliable, delivering the unmatched resilience of a distributed network. And DERs are the cleanest energy resource available, displacing global CO2 emissions from traditional fossil fuel power plants.

Voice Over:

Much like with Airbnb, Voltus helps owners monetize their existing assets, providing extra income at no cost or risk while lowering their power bill. Lead by seasoned experts in energy and technology, Voltus generates cash for its DER technology partners in some of the largest energy consumers in the world through over fifty different DER programs in all nine US and Canadian electricity markets. And in return for delivering such significant value, Voltus takes a portion of market revenue and savings while also capturing software as a service fees. Voltus is leading the charge in a massive new market, with world-class customers, recurring high-margin revenues, long-term contracts, and a single, unified software platform that is highlight scalable. Voltus will help transform electricity systems globally and usher in a new future that is digitized, decentralized, and decarbonized. Now, Voltus is merging with Broadscale Acquisition Corp. To be the first publicly traded, pure play, software-driven electricity marketplace. We hope you join the Voltus journey to support and benefit from the future of energy. Visit Voltus.co to learn more.

Gregg Dixon:

>> GREGG DIXON: Hi, everyone. Welcome to Voltus’s Investor Day. I’M Gregg Dixon, CEO and co-founder. Our goal is to convince you of the significant benefits of holding Voltus as a clean energy technology and software investment in your portfolio. Put simply, we believe that Voltus is among the best ESG related investments you can make in today’s market. It’S incredibly gratifying to be here today to share the Voltus story and our vision that makes Voltus a very compelling investment. For twenty years, I’ve been focused on unlocking the full value of distributed energy resources or DERs, because we believe they are the most cost effective, reliable, and clean energy solution we can bring to market at scale to address today’s electricity grid challenges. In fact, these DERs lie in plain sight all around us, taking many forms, including electric vehicles, smart thermostats, commercial building management systems, solar and battery storage, and even backup generation. Let’S talk through how Voltus integrates and coordinates these DERs with electricity systems throughout the US and Canada. As our video illustrated, Voltus is to electricity what Airbnb is to real estate. As we’ve all come to know, Airbnb connects hosts and visitors in a two-sided market to make better use of underutilized apartments and homes while providing extra cash for hosts and more choice for visitors. Similarly, with DERs and electricity markets, Voltus orchestrates and monetizes underutilized DERs for the owners of those DERs, while delivering greatly needed electricity supply to electricity markets that seek less expensive, more reliable, and cleaner power through the aggregation of these resources. These DERs form virtual power plants that act like and are valued the same as central power stations when delivering the same services. We’Ll come back to our software platform, which connects the two sides of this electricity market, and we’ll cover each of the elements depicted here, as well as the rapidly transforming industry throughout our presentation. But let’s step back and look at the problem. Most human beings today understand the fragility of our electricity grid. It’S unreliable. It’S increasingly costly. And it’s ill prepared for the escalating impacts of climate change. Today, the convergence of our modern technology stack with electricity markets has created as new energy internet of things that allows the Voltus platform to interconnect markets and machines in ways that were not possible before. To give you a tangible example of this, by the year 2030, the combined lithium-ion battery capacity of electric vehicles in the United States will be more than twice the combined capacity of today’s central power stations. Let me read that backwards. If you take all of the coal, natural gas, nuclear, hydro, solar, and wind capacity in the US, you’ll have to multiply that by two to get what will exist in American garages by the year 2030. And that’s less than 10% penetration of the auto market by EVs by 2030. 100% of those electric vehicles will be connected to the internet and can be controlled to deliver DER grid services. Of course, the value of those EVs, acting as distributed energy resources that inject their battery capacity into the grid, orchestrated by the Voltus platform, could have helped prevent winter storm Yuri from taking down the Texas grid in February 2021, helped to avoid the loss of hundreds of lives, and helped to avoid almost $300 billion of economic loss. So, how does decentralizing and digitizing help? Let’S look at the transformation of computing as an example. Back in the 1970’s computing was defined by mainframes and so-called dumb terminals. Since then, innovation has brought computing to our hands and desktops, on smart phones and other devices as the internet and the cloud have transformed our lives for the better. In the process, many legacy industries have been disrupted, creating trillions of dollars of value for new businesses like those pictured here. Now, a similar transformation is coming to our electricity system where central power generating stations or the mainframes of our electricity grid and dumb buildings are transitioning to smaller, distributed, intelligent energy resources that we now know as distributed energy resources or DERs. As we take advantage of this massive shift toward the virtues of a distributed and intelligent energy system, much of the $3 trillion global annual electricity spend will shift to DERs. Voltus is the platform, the cloud, the operating system that allows these new and diverse energy assets to operate together, maximizing their value to consumers. As with computing, a fast growing, first mover in a new category like this can sustain a premium in value. And as you’ll see throughout today’s discussion, we believe that Voltus is that category creator with high growth rates. Voltus is also changing our lives for the better by enabling a less expensive, more reliable electricity system, helping to orchestrate the world’s decarbonization goals. Of course, the macro trends that are driving the incredible growth of DERs are plain to see. We’Re all aware of the growth of renewable energy sources, but of course they come with intermittency. The sun doesn’t always shine. The wind doesn’t always blow. And DERs offer a dance partner to provide a backstop and balancing resource to support the continued transition to clean energy, without with, we can’t get to a fully decarbonized energy system. We also see the rapid electrification of our economy, from electric vehicles to data centers to crypto mining. The benefits of electrification are staggering, from lower overall energy bills to independence from fossil fuels that drive geopolitical unrest. Unfortunately, this unprecedented demand for electricity puts even more pressure on an already fragile grid that DERs help to alleviate. And finally, of course, we have the increasing frequency of impacts of climate change. The good news is that we also have a proliferation of an internet of distributed energy resource things converging in ways that radically transform how we produce, consume, and store energy so that we can address these trends in ways that actually drive down the cost of electricity while increasing reliability and doing it in a sustainable way. Voltus sees the convergence of these trends every day. In fact, consider one of our current customers, a large crypto mining data center in upstate New York that has taken over a retired Alcoa aluminum smelting location. This data center consumes more than 100 megawatts of power 24/7 today and is growing to 400 megawatts over the next two years. At that level, it will be among the largest electricity consumers in the US, larger than the biggest steel mills and petrochemical plants, and it represents every one of the trends described here. It’S an electricity consumer that needs access to inexpensive renewable power. It’S electrifying a former industrial load. And it’s integrated directly into the New York ISO grid using the Voltus platform. Today, our platform controls the entire electricity load in a fully automated fashion, from machine to meter to market to money, as we like to say. It represents one of the single largest automated DERs and is yet another harbinger of the power of DERs. Crypto mining load alone is expected to represent more than 30,000 megawatts globally by the year 2025, all of which is capable and eager to deliver the value of their electricity flexibility, which is a form of DERs known as demand response. Of course, these trends make for a massive total addressable market for distributed energy resources over the coming decade, and, as you’ll see, part of the beauty of our model is in its diversity, with its ability to connect electricity markets to any DER type, to address a $120 billion annual recurring revenue market globally. For clarity, the Voltus platform is not just limited to energy storage or just demand response. Our platform connects every type of DER to electricity markets and in fact, every category of DER is on our platform today, and our platform is the only distributed energy software platform integrated into all nine US and Canadian power markets. At this point, it’s my pleasure to turn it over to Dana Guernsey, our Chief Product Officer and co-founder, to dive into Voltus’s secret sauce. >> DANA GUERNSEY: Thanks, Gregg. We started Voltus for one simple reason, we are a collective of energy nerds and technologists who love to do well by doing good. Put a different way, we’re hardcore capitalists who want to do something purposeful with the long hours we put in at work. So, the notion of using technology to extract value from resources that are here today not only produces meaningful sustainability outcomes, but it’s also an amazing financial model. And this team has brought to market a combined 12,000 megawatts of DERs over the past twenty years, from demand response to distributed generation to energy storage, and we’ve built out markets around the world in ten countries, from Australia to South Korea to the UK. We’Ve also attracted top technologists and network operators that bring best in class technology stack expertise to couple with our extensive energy expertise. What underpins our success is our leading technology platform that simplifies the mindboggling complexity of electricity markets to ease the full adoption of all categories of DERs. We bring a standard and simple way for our customers and partners to connect to these extremely fragmented markets. Electricity market system operators exist to make sure that supply and demand are met every minute of every day. They care about the reliability of keeping the lights on at the lowest cost available. It’S that simple at a macro level, but at a micro level, it gets extremely complicated very quickly. We know though that our solar and storage partners don’t want to connect their assets to just the California market or the New England independent system operator market. Same as customers like Walmart don’t want to monetize their DERs in just Texas. They want to do it everywhere they possibly can. Voltus is the only technology and software platform that allows them to do that today and is the category leader, because the Voltus platform is the only distributed energy software platform integrated into all nine US and Canadian power markets. At a high level, Voltus is a marketplace technology platform that captures recurring financial value streams that flow to DERs from these wholesale power markets. We have the various categories of DERs which today are well defined by the Federal Energy Regulatory Commission or FERC. We focus on both large energy consumers, the commercial and industrial or C&I market, and technology companies that want to use the Voltus platform to aggregate thousands of millions of these DERs, including connecting to an aggregated residential market. The fundamental value that our platform delivers is three-fold. First, DERs ensure the lowest cost energy. Second, DERs deliver the unmatched resilience and reliability of a network. And third, DERs are the cleanest energy resources. Ultimately, customers use our platform for one very simple reason, which is the money, and as we like to say, we sell five-dollar bills for two dollars. So, we’ve eliminated any reason for them to say no. We deliver best economics for our customers’ DERs. They sign a no cost, no risk single page contract that’s simple enough for all of us to read and understand. And we make their lives easier from day one. Based on our product market fit and the simplicity and relevance of our value proposition, it’s not surprising that our sales cycle is very short. And our time to start delivering value to the customer is very fast, due largely to the fact that we’re enabling existing resources, unlike, say, an asset heavy model where resources have to be installed like solar or batteries. Our customers can integrate with our external application programming interfaces or APIs, or self-install our Voltlet device with minimal time commitment. We’Ve had instances of a customer signing a commercial agreement and being in the market the next week, earning money. Consequently, our growth is systematic and predictable. We establish long-term agreements that average five years in duration. We have a 100%-plus annual customer value retention, and an impressive customer lifetime value to customer acquisition cost, or LTV to CAC, ratio of 10:1. Let’S drill into an actual customer example. This is one of our big box retail customers. Moving left to right, they have about five thousand stores in the US and Canada located in every one of the wholesale power markets that we serve. And this represents only about 50% of their global footprint, an important part of our growth strategy we’ll cover shortly. Our platform can connect every one of these stores in every one of these markets. And this retailer has every type of distributed energy resource at their stores, including solar plus storage, electric vehicle charging, building management system flexibility, and distributed generation. And they want to monetize every one of these assets in a fully automated fashion, which is why they use the Voltus platform. We project this account to deliver more than $10 million in annual recurring revenue in just the next two years, with the full potential of deliver more than $250 million in annual recurring revenue to Voltus every year when our platform is fully integrated across every store in just North America. Note that this is just one of the big box retailers. Voltus serves many of the major big box retailers today in the US, each of which exhibit a similar growth trajectory. As with major enterprise class customers like the big box retailer shown, DER partners like Power Secure, for example, want a unified platform offering in every market where their DERs are located, no matter the DER type, whether it’s a micro grid, an electric vehicle, or a smart thermostat. And they want the same simple value proposition. No risk, no cost, maximize cash, on a single, unified software platform that eliminates for them the market complexities that our platform uniquely solves for. The Voltus platform helps identify market value, it aggregates and orchestrates an endless volume of devices, and it connects and settles performance with markets to deliver value. Put differently, Voltus has done all of the heavy lifting to build the technology APIs for any DER type, stand up market integrations, and eliminate any investment in time and money that a partner would make to do this on their own. Further, DER partners can also choose a bespoke set of these capabilities to suit their needs. More and more, we’re seeing examples where partners can leverage the power of our platform with minimal build time. If you look across all of the new DER tech companies bringing assets online, none of them have an operating system to connect those assets to these power markets, and so they have to answer the simple question of build, buy, or partner. Most of them will not build this capability on their own, especially when we’re going to make it easy for them. As a simple example, Google Nest has 10 million Nest thermostats today across the US, and yet none of them are connected to wholesale power markets. 10 million Nests is 10 million kilowatts or 10,000 megawatts of controllable load. At $50,000 per megawatt year, that’s $500 million of annual recurring revenue. That’S just 20% of the entire thermostat market in the US. It’S enormous. Another example is Power Secure. Power Secure is one of the largest developers of microgrids in the United States, with 1.7 gigawatts of assets under management and growing. We’Re seeing truly exponential growth across the whole space. Not only are we the leading DER technology platform today, but we’re poised for breakout innovation. We have a top tech team and an unmatched hardware and software platform that can connect to virtually any device in any market in the US and Canada today, with near-term plans to expand outside of North America. We believe we will have one of the largest energy databases in the world, with our thirty second data interval granularity that already, in just the first few years we’ve been at this, today has visibility into 1% of all US electricity consumption. When we started Voltus, we set out to build a revolutionary technology platform to underpin our simple value proposition of better energy, more cash. As we said, the platform had to do something truly extraordinary, automate the extraction of money for DERs across markets while making cash the entire customer experience. That had never been done and we knew it was a tall order that required extraordinary tech talent. Our single biggest concern was whether we could compete for the best of the best against the world’s leading tech companies like Apple, Google, Tesla, Amazon, yet a few years later, 30% of our software engineers and product team have come from these tech companies because they want to do something purposeful with their top tech skills, or what we call doing well by doing good. Ultimately, our vision automates everything and there’s no reason to think we can’t do this with a combination of our Voltlet and modern IOT systems and APIs that are being integrated into virtually every device, every facility, and every home. That we can address wi-fi thermostats like Google Nests at 10 million homes in an instant is a clear indication of where this market is headed. The proof of our technology capabilities is the simple fact that our platform today delivers on the promise to monetize DER assets better than any of our competitors. With our team’s tech talent and extensive energy expertise, we’ve built a platform that productizes all of the elements of DER market participation. And as we look across at these other companies here, we’re the only ones that are in all of these geographies, providing all of these products. On top of which, we’re a pure play tech plus software company. What we do is not naturally replicable for folks who at their core are essentially energy services companies. They can’t scale in the same way because they don’t have the technology DNA, they don’t have our existing competitive advantage, and with every year that’s gone by, our competitive moat has gotten larger and larger still. Now, it’s great to introduce Voltus President and co-founder, Matt Plante. >> MATTHEW PLANTE: Thank you, Dana. Let’S take a closer look at how Voltus plans to grow into this enormous market opportunity, a market opportunity that is supported by the straightforward macro picture. Number one, demand for electricity is increasing as we electrify everything. And number two, demand for DERs is increasing as we transition to renewable energy. The International Energy Agency has asked for 500 gigawatts of new demand resources by 2030 in order to meet renewable goals, which is 200 times the number of megawatts we have under management today. Our growth strategy is three-pronged. Number one, pour fuel in the fire in our existing North American markets. Two, develop additional product integrations for DER partners to make sure we capture their entire DER portfolios in wholesale markets. And number three, expand outside the US and Canada to every major international market clamoring for DER integration while picking up tactical acquisitions to deliver financial scalability faster. We have already begun to deliver on this growth strategy. Market participation with DERs is quickly becoming standard business practice for our customer base, yet Voltus has penetrated less than 1% of the market potential of our 600-plus accounts today. This is a simple land and expand strategy that plays to our proven strengths. As we’ve mentioned, companies like Google Nest, Tesla, and Sunrun are layering in additional value to their products that allow consumers to participate in electricity markets and get paid for it. Projections of DER growth that you see here are coming from these big tech companies and new DER types, bringing entirely new resources to market, like EVs and solar plus battery storage. Yet none of these big tech companies currently have the ability to connect these DERs to all wholesale electricity markets where their DERs exist today. They need Voltus to do that. The projections you see here represent the expected growth of these new resources, amounting to a $32.5 billion annual revenue potential for DER program participants if those resources were to be fully integrated into wholesale markets. Again, these partners will have DERs across markets but no software platform to monetize them. We built our platform to serve the likes of enterprise class customers like Walmart and these DER technology partners. Every power market in the world benefits from the integration of DERs. We will localize our platform to participate in these markets not much differently than when we have entered a new market in North America. Most importantly, 90% of our enterprise class customers have a presence in the markets we plan to enter, giving us an immediate source of revenue growth. It’S important to note that our team is deeply experienced in opening these markets. We were among the first to open the Australian market, the South Korean market, and the UK market as examples. From a growth perspective, we’re projecting that we can grow international markets as we’ve grown in the US and Canada, where in four years we have built a roughly 2,500 megawatt DER portfolio from standing start. As I mentioned earlier, this work has started and we’re excited to deliver on this commitment. The last point I’ll make is this. As well as our business works today, it works even better at scale. With the addition of every DER or every new market or every new product, our network becomes more valuable to grid operators and more valuable to our DER partners. In the same way that a basket of stocks has reduced risks and higher returns as you add an additional asset to it, our risk decreases and our margins increase as we grow. That’S one of the benefits of aggregation and a good segue into our financials. Now, over to Doug Perrygo, our Chief Financial Officer. >> DOUG PERRYGO: Thanks, Matt. Let’S dig into the numbers. To summarize some key points you have already heard, Voltus has a proven track record of impressive, organic growth. We’Ve created a category with best in class technology and premium margins that’s ready to scale. We’Re enabling existing assets and so have little to no supply chain risk. This is a really important point to emphasize. We layer our technology into existing DERs that are lying fallow in the ground today. We’Re incredibly capital light and efficient. Consequently, Voltus represents a unique opportunity to invest in an already proven business model at the forefront of the energy transition that’s poised for breakout growth. Before we dive deeper, let’s ground everyone in the fundamental economic formula of the Voltus business model that underpins our success and forms the unique basis for why it’s so valuable. It’S pretty simple. We manage megawatts of distributed energy resources in wholesale power markets that generate a recurring revenue and margin stream from the highest quality credit sources. That is, the grid operators and utilities that pay us every week, which in most cases is many months before we actually incur our cost of goods sold or the payments we make to our customers. It’S important to note that our business model’s standard unit of measure is one megawatt, about the amount of electricity needed to support a single big box site. Our megawatts can come in the form of reduced electricity consumption known as demand response, or incremental onsite power generation known as distributed generation. Both are equivalent, as they equally reduce the need for power consumed from the grid. Moving left to right on the slide, on a run rate basis, each megawatt generates about $50,000 per year of recurring revenue that often takes the form of multiple value streams. We capture about 40% of this value, which amounts to our gross margin or $20,000 per megawatt per year. And $30,000 per megawatt per year is earned by the customer. Then, on an ongoing basis, we know that it costs about $7,500 per megawatt per year to manage these megawatts and to continue funding product innovation. This is a combination of our sales and marketing, customer operations, G&A, and R&D costs. Together, we expect these operating costs to represent around 15% of revenue, allowing us to produce a 25% recurring EBITDA margin or $12,500 per megawatt per year by the end of our forecast period once we have completed our near-term investments using the proceeds from our de-SPAC transaction. It is worth noting that our assumptions driving the gross margins of 40% and eventual EBITDA margins of 25% are in line with historical actuals. In particular, the 40% gross margin has been consistently observed over our sixteen-year experience leading the DER industry. Importantly, we embarked on this de-SPAC transaction because we have confidence that our results achieved thus far necessitate pouring fuel on the fire now to take advantage of the massive TAM in front of us. Empirically, this confidence is proven out by our LTV to CAC metric achieved over the last five years of approximately 10:1. The inputs of this calculation are as follows. We estimate the average customer lifetime as two contract lengths or ten years, multiplied by $20,000 per megawatt in annual gross profit which produces an LTV of $200,000. Then divided by our realized cost to acquire a customer of $20,000 per megawatt yields the 10:1 metric. Moving over to the right side of the slide, I’ll emphasize that the success of our financial model is a result of our ability to offer more programs across more geographies than our competitors. Now, let’s turn to the overall forecast. Our projections are really a continuation of what we’ve accomplished since 2017, growing from zero revenue to more than $47 million of recurring revenue in 2021. Since Voltus’s inception, we have spent less than $20 million in cash to build a projected $73 million recurring revenue business in 2022. Our near and medium-term megawatt forecast is based upon our sales team’s ability to expand relationships with our existing base of six hundred customers, representing more than forty distinct industries, as well as an ability to sign up new customers. It’S important to note that our typical penetration of an average customer’s portfolio is in the single digit percentages. Said differently, if we continue to deliver results, there is no reason why we shouldn’t expect to grow by multiples at these current customers. Matt outlined this land and expand strategy earlier using an example with an existing big box retail customer. Longer term, megawatt growth is driven by targeted investment in select North American markets, entry into international markets previously opened by the Voltus management team, and execution of our DER partner strategy to leverage the rapidly growing networks of DER assets such as EVs, battery storage, distributed generation, and smart thermostats. You’Ll notice that our megawatt forecast includes two sets of bars, deployed and registered. Deployed megawatts represent the capability of a DER to deliver one megawatt of services to the grid, so a big box site capable of generating one megawatt of backup power would represent one megawatt of deployed capacity. A key ingredient to Voltus’s secret sauce is our ability to register each deployed megawatt into multiple grid operator or utility run programs to maximize the total value proposition without impacting day to day operations of the site. We call this value stacking and it allows Voltus to secure a market leading ASP per megawatt. Simply put, the true power of the platform is maximizing returns for our customers, unlocked by unmatched technology, market coverage, and domain expertise. Our current registered to deployed ratio is 1.4X across all markets. While we continue to innovate and build new products to enhance our value stacking ability, we conservatively assume a consistent ratio across our forecast timeline. Taken together, our revenue growth, in the upper right chart, is a function of underlying growth in contracted megawatts, our ability to enroll those megawatts across multiple programs within a given market, and optimizing the mix of megawatts across markets and programs. It is worth noting that while our forecast does not anticipate positive EBITDA until 2024, this is purely a function of frontloading investments in personnel and technology to position ourselves for growth in the later years when we expect to see the aforementioned DER technologies really take off. So, in a nutshell, we believe Voltus could be profitable now if we chose to simply slow growth. This reflects the efficiency and product market fit of the underlying business model. With DER growth expected to increase significantly over the coming years and with our impression 10:1 LTV to CAC ratio, now is the time to lean in and invest heavily for growth. Before we move on to unpack some of the key assumptions underpinning our forecasts, it is worth noting what is not in the forecast. At a high level, we do not include meaningful contributions from any of the exciting potential DER partnerships the team walked through earlier. Nor are acquisitions included. And we believe there are many smaller companies without a technology focus that would benefit enormously from the integration of our platform into their customer base. Also, as the team mentioned, we are in the early days of monetizing the tremendous amounts of data and analytics our platform offers, as well as the potential that comes from the sheer size of our megawatt portfolio and what that could mean as a physical hedging platform. Let’S take a deeper dive now into our near-term forecast and examine our contracted backlog and sales pipeline. First, I would like to briefly summarize our 2021 performance which significantly outperformed the projections in our transaction announcement presentation. Voltus recognized $47 million of revenue in 2021 compared to a target of $42 million. We generated $19 million of gross profit compared to our target of $15 million, which resulted in a gross margin of approximately 40% compared to our conservative forecast of 35%. Our current projected revenue target for 2022 is $73 million. This slide depicts our revenue build to achieve that $73 million target. The orange bar represents our current portfolio or contracted backlog which supports a 2022 base of $68 million in recurring revenue. The light blue bar represents the annualized revenue potential of our current sales pipeline which exceeds the $5 million gap to reach our $73 million target by 76X. As a frame of reference, at announcement of the de-SPAC transaction in December, the contracted backlog was $65 million and the pipeline provided coverage of 24X. We believe that we can beat this target and operationally we are already adjusting our focus to accelerating growth investments to beat our 2023 targets. I’ll now cover our assumptions related to pricing. As you have seen in our long range plan, the value per megawatt increases by an average keger of 7% over the forecast period. These increases are based on two factors. First, on a program basis, we used forward pricing estimates where available. Otherwise, we use an annual price inflator of 2.5%. The major driver of our pricing assumptions, however, is the continued diversification of our portfolio beyond MISO, our initial market. As you can see from the middle chart, MISO’s value per megawatt is quite low as compared to other markets. Voltus specifically chose to launch in MISO to prove the efficiency of our business unit economics in a low value per megawatt market that no other DER technology company had penetrated, which sets us up to compete more profitably in other higher value markets. Additionally, we wanted to secure a dominant position in MISO’s large greenfield market as we have strong conviction in its long-term value. Fast forward to today and Voltus now operates in all nine wholesale electricity markets in the US and Canada. Our megawatt concentration in MISO has already decreased to 37% of our total portfolio and we expect it to decline further as we continue to aggressively expand into higher value markets such as New York, California, Texas, and PJM, that exhibit significantly higher dollar per megawatt year prices. We are tremendously proud of our team having delivered our exceptional financial results despite our historic concentration in lower value markets. Our team is also leading innovation in markets such as SPP, where we remain the only DER platform participant since we opened that market in 2020. Continuing on the theme of diversification, the overall optimization of Voltus’s portfolio is enabled by its presence across all nine US and Canadian wholesale energy markets. And the expertise and experience to expand into new international markets, aside from the obvious benefits of a well-diversified portfolio, broad geographic reach allows Voltus to better support valuable strategic customers with a national or multinational footprint. Further, international markets offer premium prices and an opportunity for Voltus to further leverage its technology platform. Longer term, new megawatts sold in international markets should exceed 20% of our portfolio. And based on electricity consumption in these international markets relative to North America, it could be an even bigger opportunity. Beyond the grid operator or utility run programs that we reference as marketplace programs in the lower left pie chart, Voltus also offers a number of proprietary programs, including CashGen, BuyBetter, and Visibility. Cashgen unlocks an untapped market of DERs by simplifying the upgrades of existing distributed generators owned by customers that had previously participated in energy markets but needed to be upgraded to continue market participation. Buybetter is an energy procurement program that allows DER assets to act as a physical hedge to help customers get the best terms and conditions on their entire electricity spend. Our Visibility program is a fixed fee software as a service offering that delivers 24/7, 365 energy management value to customers. This program has annual fees of $2,000 to $6,000 per installed device. If there are two devices installed per megawatt, that would amount to $4,000 to $12,000 per megawatt year of fixed gross profit. We have experienced an attachment rate of approximately 60% on new contracts signed since we launched the program in mid-2021. Visibility generates SaaS-like contributions to the bottom line. These programs represent less than 5% of gross margin today but are expected to grow to 25% of gross margin by the end of the forecast period. Buybetter and Visibility in particular require minimal cash outlay and are highly scalable. Finally, in the lower right chart, you can see that our current backlog demonstrates healthy customer diversification and we expect further diversification from our pipeline which is predominantly made up of new customers, as discussed earlier with regards to our conservative estimation of the real land and expand opportunity. Transitioning to the cost drivers of our business, our primary categories of operating expenses are sales and market, R&D, and G&A. The sales and marketing function is built around our sales directors who represent our outside sales function. Our inside sales team supports these sales directors in building the top of the sales funnel. Once fully trained, each outside sales person is expected to generate $1.5 million per year in contracted gross margin on a run rate basis, at a total cost of about $300,000 when factoring in the supporting members. We incentivize our sales team to pursue a mix of hunting or securing new accounts and farming to maximize the value of existing customer relationships. Our investment in R&D, product innovation, and software engineering drives long-term business growth and sustainable, competitive advantage. We expect to make sizeable investments in the coming years as we extend our technology platform to capture blue chip DER partners and gain significant new DER category megawatts. Our customer operations and back office teams are linked to megawatt growth, but we expect to increasingly benefit from scale as the installed base grows. Our goal is to maintain a ratio of three parts sales and marketing, two parts customer operations and G&A, and one part R&D. It is important to note that Voltus has always been a fully remote work environment, which helps us access a broad talent pool with minimized overhead costs. In 2021, we increased our head count by over one hundred FTEs to 186 employees at the end of the year. Year to date in 2022, we have already hired fifty-seven new employees, which puts us well on the way to our full year hiring plans. The full build from revenues to free cashflow is summarized here. We’Ve discussed gross margin already. To put a finer point on the forecast, these margins reflect a combination of what we see in our pipeline today plus modest expansion as the portfolio grows, becomes more diversified, and benefits from contributions of our proprietary, high margin programs, particularly peaksaver, BuyBetter, and Visibility, each of which contributes gross margins of 85% or higher. I would like to make some final points as it relates to our projected cashflows. This is a capital-light model with negative working capital dynamics. Because we are paid first by the grid operators or utility for a megawatt before we incur COGS in the form of customer payments, we have very efficient growth funding. We generally hold that cash for about a quarter prior to paying customers. Within CapEx, our primary expenses relate to the cost of our Voltlet installed at customer sites. However, the small capital outlay is generally earned back in two to three months. The CashGen program capital outlay, while more pronounced than Voltlet spending, represents a huge untapped market, with the potential for the capital cost ultimately to be funded off balance sheet with third-party capital. Finally, as this forecast illustrates, our model includes an outspend of only $170 million as compared to our $100 million pipe and requires minimal cash from the trust to execute our plan. With approximately $40 million of net cash in hand before any transaction costs, we are well positioned to capitalize our entire plan, even with a conservative view on redemptions. I’Ll now turn it back to Gregg for his final remarks. >> GREGG DIXON: To recap where we are in the transaction timeline, we announced the merger with Broadscale Acquisition Corp. In December of last year, which will create the first public pure play company in our industry. The transaction includes $100 million of committed common equity capital via a pipe and access to up to $345 million of SPAC capital in trust, subject to redemptions. On January ’21 of this year, we filed the preliminary registration statement on form S4 and are currently in the midst of SEC review period. We expect to schedule a shareholder vote in the second quarter of 2022 to formally approve the merger and close the transaction shortly thereafter. We’re incredibly excited about closing this deal and executing on the plan we’ve laid out for you. In the context of SPAC and overall market turbulence over the past two months, the value proposition of investing in Voltus is even more compelling given our proven growth capability, with a very capital light software-based model. In fact, over that time, we’ve benefitted from certain aspects of our model that are unique relative to our public peers, including the breadth and diversity of DER types enrolled on the platform. In other words, we’re not solely focused on energy storage or distributed generation. Our focus on software over hardware translates into little to no supply chain risk. The recurring nature of revenues from existing contracted assets and the fact that our model is not reliant on a single dollar of government subsidies. Given this impressive profile, the post-money transaction enterprise value of $822 million still implies a significant discount to public peers across a variety of 2023 multiplies, despite the broader market volatility. In summary, the world is moving rapidly toward a decentralized, decarbonized, and digitized grid that a modern, resilient economy demands. The Voltus software platform and DER marketplace simplifies the complex and balkanized nature of energy markets, democratizing market access and unlocking the full value of DERs. Transition of the $3 trillion global annual electricity spend is shifting toward a clean energy future, characterized by renewables and DERs. And Voltus will play a major role in this transformation. We believe that our leading position as a capital light, recurring revenue technology platform, enabling and accelerating this transition should make an investment in Voltus the single best ESG investment one can make. We look forward to our entry into the public markets and further improving the quality of our electricity system for the health and benefit of the global population.

Matthew Plante:

Good morning, everyone, and welcome to Voltus investor day. My name is Matthew Plante. I'm the president of Voltus, and I have the pleasure of introducing my teammates. On my immediate right, is Dana Guernsey. Our chief product officer. Doug Perrygo is our CFO and Gregg Dixon is our CEO. The questions are rolling in. Let's get started. When a deal you are pursuing is competitive and you are going head to head against another aggregator of these resources. Why do customers choose Voltus? The answer to that is that we have a technology advantage that allows us to create the best financial value proposition for our customers. It's really that straightforward. Can you speak to the competitive landscape and where you sit compared to some of the other players in the space, for example, Stem and Enbala. Stem and all battery storage are complimentary to us. In fact, right now we bring battery storage assets to market on our platform. And we'll continue to do that. Enbala is in the DERMS space. We are also complimentary with folks like Enbala who manage programs on behalf of utilities and we bring assets into the programs that they manage. Given Doug's comments around expected diversification from MISO, which particular markets are you most focused on in the near term versus the longer term?

Matthew Plante:

Are you taking business away from your competitors in these markets, or is it more just organic growth as new DERs become standard business practice? In your words, Gregg, you wanna take that one?

Gregg Dixon:

Sure. We're excited about all of our markets, these markets, whether domestic or international really are clamoring for the value of of DERs and every type of DER we can bring we can bring to market on on our platform. It's that simple

Matthew Plante:

Is Voltus, especially focusing on large customers across multiple states? How is having the most market program coverage important to the average customer? We are not exclusively focusing on large customers across multiple states. We serve many customers who have a single site only. We serve many customers who are not quote unquote large. In fact, a lot of our growth has been driven by being able to serve smaller customers who are participating in these programs for the first time via our technology. Having the most market programs is important to some customers, take for example, a big box retailer who has been participating in programs in a market like New York for a long time, but now participates with us because they want a single provider across all markets in which they have sites. I really like the capital efficiency of your business model relative to some other companies in the energy transition ecosystems. Thank you. So do we, The model basically seems like a traditional SAAS or platform go-to-market motion. To me, the biggest execution risk has to be in your hiring plans. It's tough out there for hiring. What is your confidence level of being able to hire all of these people that are required to hit your goals?

Matthew Plante:

We have invested very deliberately since day one in our culture. And that above all is what enables us to hit our hiring plans. We were just discussing that thus far in 2022, I believe we've hired

Speaker 7:

57, 57, 57,

Matthew Plante:

57 new Voltans. The best and the brightest for the very first time are wanting to put their talents toward climate change. That is allowing us to hire folks from technology companies, Who we would have a hard time accessing that talent even a couple of years ago. So the market in which we operate, the fact that we're working on climate change, and most of all, our culture we believe will continue to allow us to hit our hiring plans. Can you talk about your top R and D priorities over the next year and five years? Dana, I'll throw that one to you.

Dana Guernsey:

Of Course,

Dana Guernsey:

I'd touch on three things Matt, I'd say one is, we are putting a very heavy emphasis on developing out our software APIs to make it as frictionless as possible, as quick as possible for our product partners, to onboard to our platform as easily as possible to access all these benefits. And so emphasis on those APIs so that we can partner with everybody out there developing distributed energy resources is going to be a continued source of investment. There'll be investment as we go international into other countries, and there will also be investment more and more. Our customers are clamoring for visibility into their impact on CO2 emissions. And we want to help them understand that as well.

Matthew Plante:

Thank you. Your pipeline growth of 600 million since the deal was announced in December is impressive Without giving customer specifics. Are there any significant new customers in there, or some major expansions of existing customers that have occurred in the past few months? And then on that topic, is it safe to assume that a majority of the pipeline is expansions of current customers? There's Both.

Matthew Plante:

Included in the 600 million increase in our pipeline Are Both new customer acquisitions. So accounts we have not worked with previously. As well as existing business from existing accounts. Sometimes that comes in two forms. Sometimes we are bringing an account into a new territory for the first time they have participated in the PJ market PJM market. They have not participated in the Texas market. For example, Other times we are bringing to them a new product offering in the same market. They have been participating in one program in PJM for a long time. We are, are in introducing to them a second, third, and sometimes a fourth program in the same market. All of that is included in the pipeline growth. Now we're gonna hear from one of our current partners, Eric DuPont of power secure

Eric DuPont:

I’M Eric DuPont, the Chief Development Officer for PowerSecure. Powersecure is a leading microgrid developer in the United States. We’ve done over 2,100 microgrids. We’re able to use the microgrids to participate into host cell, our deregulated markets, allowing us to capture economic value associated with the microgrids. Voltus is a great partner for PowerSecure. We utilize the Voltus platform in order to determine when to operate our microgrids. It also allows us to measure the amount of benefit that the customer is getting from participation into these market programs. We want to be able to show our customers that there’s value that can be created by the microgrid systems we’re putting in place for them, and Voltus allows us to do that in more markets than we were able to do before.

Matthew Plante:

We're back. The execution of these DER partnerships could be a game changer. It seems like many of them seem like massive opportunities on an individual basis. What is it going to take for these companies to partner with Voltus versus the typical size of an individual CNI customer? Are you concerned that these partners would be a little different and potentially build out a platform themselves? We've seen some announcements like Sunrun and Ford on the F on the F-150. Is it safe to say that some of these play have made the decision to do it themselves?

Dana Guernsey:

I think it's fine. So first I think I wanna just highlight that

Dana Guernsey:

As what we're calling product partners, it's really anybody who is developing distributed energy resources, electric vehicles, energy storage residential thermostats, the market is just absolutely tremendous. And so the reason that they would want to partner with us is that we're going to be making better use of what's an underutilized asset. People don't buy an electric vehicle to earn money in grid services. And yet if they have an electric vehicle, it's a phenomenal opportunity to get a higher return on their investment or their unit economics. And so that's really what we talk about with product partners is squeezing more value out of their assets. And absolutely we have to treat them differently from a typical commercial and industrial customer. And we do. And a lot of our API and platform development is focused on that. Some of them might go and bring this to market themselves and the market's massive. And so we, we welcome that and that might be the right decision for them, but ultimately every company out there is going to need to make the choice. Are they going to build, buy, or partner? And in terms of the team we have the technology we've built and the time it might take them to otherwise do this on their own. I think we'll find that we're gonna have a lot of many successful partnerships that we're hoping to talk about soon.

Matthew Plante:

Does the diversified nature of our customer base help partners make the decision to work with us? Does the size of our portfolio make the assets that we're getting from our partners more valuable?

Gregg Dixon:

Yeah, I'd certainly say so. One of the ways to be very successful in this space is to get to scale quickly. We all the value of a diversified portfolio. And so we built our business model and recognition of that simple fact.

Matthew Plante:

It seems like 2022 could be a big year for you in terms of understanding customer retention. Is it fair to assume you will start to have your first batch of contracts coming up for renewal. Have you started to have some of those conversations already? If so, how are they going? We have indeed had those conversations already having started the business in 2016 and become commercial in 2017. Some of our contracts have already come up and we have almost a 100% retention rate.

Doug Perrygo:

Yeah, Matt, I can add a few, few numbers around that as well in the next two years. It's something like less than 20% of our portfolio is up for renewal. And then you know, beyond that, given the five year average contract life, it should be 20% or less on a, a recurring basis.

Matthew Plante:

Thank you. I have a quick question on the gross margin assumptions, it seems like your 2021 margin came in materially higher than your estimate from December and your near term and your near term forecasts also assume a lower 35% number. Is there anything specific driving that decrease from your 2021 actuals or is it just simply a case of conservativism?

Doug Perrygo:

I think it's definitely a bit of conservatism trying to make sure that we meet our forecast or beat them in the future. And you know, in addition, I think the, the team has done a great job of performing at events and driving value with customers.

Matthew Plante:

What kind of margin pressure do you see?

Gregg Dixon:

So we've been operating in this industry for 20 years and most of those years have been as an officer of public companies. In fact not a single quarter, have we ever delivered less than 40% gross margins. Yet, it is a fairly common question that we get. Our expectation based on what Doug said is we be conservative and we want to always meet or beat our goals. And so I think the recognition is we want to be a very high quality investment for our investors while also innovating to beat our numbers. And as Dana pointed out a little earlier as we develop more innovation and more product that may not part of our spec proforma, we expect to deliver outsized value to customers and for Voltus to earn more value.

Matthew Plante:

Thank you. In slide 20, it's clear that Voltus is in more markets and offers more products per market. How far is competition in achieving something similar? Why does Voltus have an edge over other incumbents and also new storage and software companies?

Matthew Plante:

Our long term competitive advantage isn't derived from the fact that we were the first ones in many of our, our markets. We won't always be the only market participant in SBP. We won't always be the only market participant in MISO. Our long term competitive advantage is derived from the fact that we have a technology platform that will continue to deliver a better financial value proposition. I think the fact that we were first in a lot of these markets is symbolic of what we stand for. We're a team that sees opportunity and risk. We're a team that goes, makes things happen. We're a team that has brought new products to a market like New York that has been participating in demand response for 15 years. What would you like to add to that?

Gregg Dixon:

Well, I would say that, you know, our expectation is given the market total addressable market of 120 billion of recurring revenue opportunity for distributed energy resources. There could perhaps be dozens of high performing, very successful, distributed energy resource competitors. As there should be in any massive transition of a market like this.

Matthew Plante:

Can you review the unit economics For every one Megawatt that a customer produces? How much does the company keep and how much is returned to the customer? That's an easy one.

Gregg Dixon:

Covered the video. You know, we don't even need Doug to answer that the four numbers that we always talk about out internally, it's 50, 40, 15, and 25, 50,000 per megawat year of average revenue on recurring basis, roughly 40% gross margins, 15% operating expense producing a 25% EBITDA. It's a fairly simple, almost Neumonic for our business. And we expect to deliver on that

Matthew Plante:

50, 40, 15, 25, Dana mentioned that top talent is drawn to Voltus how will you ensure that you continue to attract top talent as you scale? We have a stated goal at Voltus of providing all of our teammates with the best professional experience of their life. We say it out loud, We put it in writing. And that forces us To think about how we are going to actually deliver on that goal. We have a wonderful opportunity in this industry, to change the way that the electric grid works. That will always draw people to Voltus, but that's not good enough. There are lots of other companies doing the same thing. We need to continue to innovate in lots of different ways to provide people with the experience that they want so that we, the team. Hiring the team and retention of the team are one of the top goals that we have going into every single year that will never change. How does the SEC's new emission reporting proposal impact demand? That's a real-time question. I think that was in the newspaper this morning

Dana Guernsey:

Well, at the very least, I think that any emission reporting proposal is gonna drive our customers, all customers to want to measure their emissions. And so, and then to, as a second order of that, to want to have an impact on their emissions. And so similar to my comment before is what we hope to do is help our customers do that and then help them have an even better, greater impact. And it starts with being able to measure it.

Matthew Plante:

We, as we mentioned in our presentation foresee continued growth in demand on the electric grid. As we electrify everything transportation, industry, the home demand on the electric grid has always increased. We think demand on the electric grid will continue to increase our technology does give people great insight and visibility, which given the SEC rule, if it passes, will be helpful to our customer base. How much of your DER revenues come from residential versus commercial? And how do you see that changing in the future?

Gregg Dixon:

Glad to take. That we haven't disclosed the breakdown between residential and commercial. What we have done is said that one of the three platforms for our growth is DER partner integration and Dana gave the Google nest example, which addresses a broader wifi thermostat or smart thermostat market. That is about 50,000 megawats today, just in the United States. So even capturing some small portion of that will significantly change the, the mix of our portfolio between residential and commercial or electric vehicles. As you heard in the in the video by the year 2030, there will be about 2 million megawats of lithium ion batteries in American vehicles, which represents only 10% of the auto market in the us. Of course, those are, would be considered residential DERs. Capturing a portion of that market over the next eight years would also shift our mix significantly. So we do expect that that as those new DER technologies come to market at scale, we, we will see a significant change in that mix.

Matthew Plante:

Thank you. Let's hear now from the second customer testimonial, Spencer Marr from Sangha systems.

Spencer Marr:

My name is Spencer Marr. I’M the President and Co-Founder of Sangha Systems. We really specialize in bitcoin mining. The bitcoin mining business is really extremely energy intensive and the lion's share of the cost to operate the business are electricity. We have a facility that’s 72 megawatts. So we initially onboarded into the deregulated energy market. We work with Voltus to manage our energy control systems to keep our electricity rate to a price range that we think works for our business. Voltus has been a really great partner. They’ve observed trends in the way that we’ve been consuming energy. They are constantly looking out for additional programs that we can opt into. Voltus has a great team of people who have really researched the market opportunities for us, presented models for us to digest the opportunities available. We’re big fans of Voltus and their ability to make sure that we are capturing every micro-efficiency available to us in the market.

Matthew Plante:

We're back. Thank you, Spencer. You announced a few DER partnerships toward the end of 2021 with power secure and end touch. Will those contribute meaningfully to the expected revenue growth from 2020 to 2021,

Doug Perrygo:

Or maybe did they we don't disclose revenue by customer on a historic basis, but certainly one of the three key investment areas is our DER partnerships part of our business. And so we, we do certainly expect rapid growth and meaningful contribution to revenue in future years.

Matthew Plante:

I'm trying to get a handle on the impact of price volatility on your forecasts. As I unpack the 8% ASP kegar into the two items you mentioned, the assumptions seem reasonable, but help me understand the downside a little bit, which markets, or maybe which products in particular markets give you the most sleepless nights.

Gregg Dixon:

Let, how to answer that. I think I might have touched on this earlier. Every one of these markets makes us sleepless in terms of excitement. We, every one of the markets that that we operate in today and we're growing in quickly is just an exciting opportunity. Each market is a little bit of a snowflake in terms of its challenges. But what we see happening is obviously the trends that we we outlined in our presentation of electricity demand going up really for the first time in a meaningful way in 10 to 15 years, that puts upward pressure on prices or the penetration of renewables across every market requires more operating reserves, resources to be the backstop and balancing resource or the simple effects of climate change that we're all experiencing today requires more resilience and reliability. And of course the DERs offer a very unique and quick to market scalable resource that every one of these markets needs.

Gregg Dixon:

So that's really driving the price trends that you you see in each of these markets in terms of the products that get us most, most excited. It's always the product that delivers the most value to customers. So as you've seen in our investor deck, something like visibility providing customers with real-time energy data, to help better inform their decisions on how best to use that energy, whether it's to reduce their load, to participate in a price responsive market, or its simple energy efficiency, anything that delivers more value to customers tends to get our, our team excited, especially if it has to do with software and technology.

Dana Guernsey:

Just to layer on and tie those two points together. Something else I was gonna add here is that even as one market or another seems to and flow with pricing. Innovating within the market and rolling out more products, even for an individual customer, sometimes we see money shifting from one product to another. So I'll give a tangible example. In PJM I think many of us know capacity prices can go up and can go down year to year though over time they tend to level off. What we're seeing happening in many areas is an increase in transmission capacity costs that our customers are subject to. It can be 30, 40, 50% of their costs depending on the size of the customer and that hits them right on the margins of their business. And so what we can do for them in that case is our predictive model will help them manage their transmission capacity costs, excuse me. So from year to year, the benefit might shift a little bit from product to product even within one market.

Matthew Plante:

Great. Thank you. I'd like to dive a little deeper into the TAM the total addressable market. Obviously the world is electrifying and we fully agree with you that the market by 2030 should be massive. How should I think about the core drivers of the market over the next few years? How much of your near term growth is really just driven by convincing and educating electricity consumers that already have these behind the meter assets, the, the value proposition of participating in wholesale markets that would be as compared to your near term expectations of EV charging batteries and smart thermostats, which seem like, could be a little further out.

Gregg Dixon:

I'm glad to start that there's a lot in there to there's

Matthew Plante:

There's a lot in there

Gregg Dixon:

As you may have seen in the investor presentation, we use a guide house report for projecting the total addressable market by 2030, there's expected to be 2.4 million megawatts of distributed energy resources online that does not include electric vehicles which by any estimate would dwarf those numbers. So that can be further broken down by distributed generation demand, response, energy efficiency, and energy storage. All of those categories are massive. They're all growing very quickly, which is an acknowledgement of why we developed and defined our business model. The, the way we did. There will be things that we really can't predict about what, how one sector might grow more quickly than another. For instance, there is significant pressure on supply chain. And so some of those categories that may grow in the future may be affected by that. One of the beauties of our business model is the fact that we don't have supply chain risk because we are enabling existing resources of each of these categories. So as more energy storage comes online, we'll be a platform of to bring that to market, but there's still a tremendous market and demand response of resources that are simply lying fallow today. So we have a lot of choice on how we serve those markets as they transform over time.

Dana Guernsey:

I think the question are also touched on how we convince and educate the customers themselves. So maybe just touching on our, our sales process itself, being so systematic and predictable will also help us do this. It's a, it's a fine tune machine. I mean, I don't know, Greg, you wanna talk to it a little bit more, but the way that we can actually, it, it's not convincing and educating electricity consumers so much is just following our playbook of customer acquisition that we've developed over the past 15, 20 years.

Gregg Dixon:

Yeah. There's a lot of science that goes behind our go to market system. From first contact day zero to day 73, when the average customer signs an agreement, it's a very rapid and systematic sales cycle. And that really shouldn't surprise anyone. As we say, we sell $5 bills for $2. We are monetizing underutilized, existing assets. Those assets have a primary use case, for instance, an electric vehicle for transportation. But that DER has side gig value that makes the economic profile of that resource look even at no cost and no risk. And so we systematize our sales process, our go to market motion around that simple value proposition,

Matthew Plante:

2.4 million. Megawats not including electric vehicles.

Gregg Dixon:

It's a staggering number. Put that in perspective, the United States peak electricity demand is roughly 800,000. Megawats the 2.4 million megawats of DERs expected to represent the market by 2030, as we've said, does not include electric vehicles. There will be roughly 2 million megawats of electric vehicle lithium ion batteries in the United States by by 2030, all of those vehicles of course need to be charged, increasing electricity demand. The transition of the roughly $3 trillion of global electricity spend is truly staggering. When you think at the effects of electrification

Matthew Plante:

Market size is not the concern.

Gregg Dixon:

Let me put it into further perspective. We often compare our platform, our software platform to Airbnb. The Airbnb market size is roughly a hundred billion a year. They take roughly 3% of the transaction value using that software platform that connects two sides of that market the hosts and the visitors. Our total addressable market size is 120 billion. Similarly, we take 40% of value of connecting the two sides of that market.

Matthew Plante:

That's helpful. Can you provide any color on the current state of the regulatory market and how it impacts the execution of your plan? I, it seems like some of the ISOs have already submitted their plans to Ferk regarding rule 2, 2, 2, 2, but others have not. Do the plans that have been submitted infer, anything that would negatively impact your business. 2222 is pure upside. That's the simplest and most straightforward way to answer that question. As I listen to the presentation, it seems like there are three or four core areas around expanding at current customers, landing new customers, signing DER partnership deals, and also getting into international markets and acquisitions. That is all correct. I'd appreciate if you could force rank, Which you think are the most critical and maybe also help us understand which will be the most difficult to execute. We spoke to some of that on your slides, Doug, where we point out that international, we expect it to count for 23% of our revenues Moving forward. What other commentary do you have on this question?

Doug Perrygo:

What other commentary? I'd say, you know, the partnerships certainly provides a lot of upside to our model. It's it's an area we're investing in. It's a little bit difficult to forecast. Just given that there are so many variables involved, but certainly the one I'm I'm most excited about. I think we have already been proving out the, the landing expanding opportunity in terms of what's most difficult, You know, parts of international expansion can be difficult you know, just natural in any business, but you know, it's an area that we have experience in, in the past. And so feel pretty confident about that too.

Matthew Plante:

What's your perspective, Dana, on which of these markets will be the most difficult?

Dana Guernsey:

I think landing and expanding is probably the easiest, right? We've already acquired those customers. We know them, we know their business expanding is very natural between the other two. I don't know. Do I really have to pick, I mean, can we do it all? That's that's the plan, right?

Matthew Plante:

Fair enough. You've made a few recent commercial announcements regarding crypto data centers. Can you tell us a little bit about why crypto miners are logical customers of the Voltus platform, and is your competitive advantage in this sector the same as all other industry sectors? Obviously Bitcoin pricing has been volatile. Does that volatility impact your economics? Greg, I'll ask you to answer that one.

Gregg Dixon:

Sure. So it's important to note, we serve 40 roughly 40 industries, and most of those industries are in fact significantly larger in terms of their electricity consumption. Relative to crypto mining, crypto mining gets captures a lot of headlines because crypto mining itself, as where cryptocurrency see itself as an innovation captures a lot of attention,

Gregg Dixon:

A unique aspect of crypto mining is the fact that these tend to be large loads and they tend to be extremely flexible with an incredible amount of technology that allows our platform to very uniquely manage these loads in markets to deliver good to local communities within which these mines are cited. So as our presentation disclosed, we can manage from the machine, the mining machine itself through the electricity meter, to the wholesale market, to the actual digital payments, or the money that brings these customers into these markets to help them be more efficient, to be more sustainable and more reliable. We can manage all of that on our platform. And that's why crypto mines in particular find our platform very useful that full end to end automation that builds upon the social license that they are understandably sensitive about. And so our platform is very additive in terms of helping them operate these locations in the most responsible manner.

Matthew Plante:

Greg, looking into your crystal ball, Where is Bitcoin going? What kinds of energy will they use moving forward? How will it affect the, the electric grids?

Gregg Dixon:

Well you know, certainly the, the headlines support this, but crypto mining as an industry, as I mentioned, is very sensitive to buying electricity, consuming electricity that is renewable and green and additive to the communities within which they exist. And so our expectation is that crypto mining as an industry is going to continue to move toward nothing but renewable energy, be cited as close to those renewable projects as possible, and be additive to encouraging renewable developers to grow faster, which obviously the world needs

Matthew Plante:

Finish the sentence, the most profitable outcome. I

Gregg Dixon:

Is the most probable outcome.

Matthew Plante:

I see three broad activities comprising your R and D spend going forward, incorporating new electricity market products, onboarding new customers and integrating new energy devices. Which of these do you see is the main driver of future R and D costs?

Dana Guernsey:

I can take that one. So let's see the way, the way I would answer this question is that the work we're doing today to build out our API platforms so that it is as simple and quick as possible to onboard a new DER, be it a customer who has a building management system or a OEM managing their school bus fleet or a thermostat provider. We want those APIs to be some such that developers are delighted and that they can onboard with very little effort on our part and our engineering and R and D team's part to our platform and access the revenues from grid services. There will be an upfront investment to be able to do that and to continue some of the good work our team has started. But I think what we'll see is over the long term, it'll shift towards the, the answer, the direct answer to the question being that the costs will come from entering a new market and entering say, Australia will feel no different to us by and large than entering Southwest power pool or entering Texas or California each new market. I think we mentioned they're, they're each their own snowflakes, but they at their core have certain things that are consistent. All markets need operating reserves, all, not all markets increasingly so are gonna need balancing services and, and that's what our platform will provide them. But each country that we enter will have a somewhat linear cost in that way.

Matthew Plante:

Great. You mentioned EVs, are there any plan to partner with any OEMs to offer your services to car owners?

Dana Guernsey:

Yeah. Look, I mean, we're in various stages of conversations with any partner out there that you can think of. That's developing electric vehicles, thermostat, sorry to sound like a broken record. It's probably cuz we're excited about this space, but the opportunity is tremendous. And I think one of the thing I'll touch on with respect to electric vehicles is we could probably debate at nauseum where that load is gonna end up. Are people gonna charge in their homes? Are they gonna be, are they gonna charge on the go at whole foods or Walmart or you name it the office space. And so I keep coming back to, to us and to our platform in many ways. It doesn't matter. And so that's, that's why we're having conversations with everybody now.

Matthew Plante:

Thanks Dana. I like to learn more about the sales motion. Where do you see the biggest hesitancy from customers? Is it focused on the potential impact to operations or understanding the complexity of the wholesale markets or the financial value proposition or something else? When do you miss a conversion when you miss a conversion, which of these is typically the cause? And then tagging onto that, how many of your customer conversations are typically competitive RFPs versus organically generated? I think there's seven or eight questions

Matthew Plante:

Help help me out here. So the biggest hesitancy from customers is it, is it the potential impact to operations? The complexity of the wholesale markets? You mentioned that we work with 40 industries. Yep. These industries all have different operational characteristics. Some of them are better suited to a quick response program where they're providing ancillary services when a power plant trips offline. Some of them in California for example, are very committed to helping keep the lights on during wildfires. I don't know that there is a, they all have operational concerns. Our job is to make participating as easy as possible with the best financial value proposition possible. We try to minimize and insulate them from the complexity of the wholesale markets. Our job in the sales process is to keep that complexity as simple as possible and simply present them with a straightforward value proposition. You'll receive X dollar for doing Y minutes of curtailment.

Gregg Dixon:

Yeah, I would layer on to that, that your point is every industry is different and the added dimension is that every distributed energy resource is different. So if you have energy storage on site, there is zero concern about operational this disruption or distributed generation for that matter. The two categories that customers may baulk at, if they do are economics and really what I would call the customer adoption psychology. So the first is really the biggest, and that is in a certain market for a certain industry. If they were in say demand response, the temporary reduction of electricity to deliver grid services, the economics might not be worth the squeeze. The juice might not be worth the squeeze. And so that can happen. And that's a very simple conversation with a customer. The second category is the simple fact that every market has a customer adoption curve where you've got the early adopters, the innovators, then you cross the chasm into the early majority where a customer who might be in the laggards or the late majority may want know that eight other wastewater treatment plants are participating locally before they decide that they want to also be part of this this program.

Gregg Dixon:

And so there's simple psychology around that, that we train our sales team to be effective within, but we're not perfect. Generally speaking as our results show, we're growing very fast in the adoption of, of these of, of this technology and these services is significant.

Matthew Plante:

The last part of that question asked about the percentage of deals that go to RFP. We love to compete. We are gonna win when we compete currently less than 5% of our deals go to competitive RFP. Unpacking some of Doug's comments, a bit more, The cash burn over the next few years seems to be pretty well funded based on your pipe and current cash position. Additionally, what is the plan for any cash or incremental proceeds you received from spec shareholders who don't redeem?

Doug Perrygo:

Sure. So we pulled together our forecast middle of last year as part of this transaction. And we stand by those today. So, you know, all of the funds that we raised from this spec transaction are going toward executing that plan, Matt, and we've got 250 really awesome Voltans already on board to execute that plan. And you know, we'll continue to evaluate as, as our journey unfolds.

Gregg Dixon:

You know, the other thing I would add is it's important to know the capital efficiency of this business. As we have described, it costs us about the $20,000 to acquire each megawat. If the market is 2.4 million, megawats the simple math is that we need to deploy $48 billion of capital just to acquire these customers. Now you can draw out that growth and fund that through profit, of course, or you can put that capital to great use today and accelerate into that market in a way, obviously that the world needs an investors get an amazing return from

Matthew Plante:

Thank you. That is the last of the questions. We are incredibly excited to go execute on the plan that we put in front of you. Thank you very much for attending Voltus investor day. Have a great rest of the day. We're getting back to work.

All:

Thank you guys. Thanks everyone.

Forward-Looking Statements

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